Raymond James Financial, Inc. Electronic EDGAR Proof

Job Number:	
Filer:	
Form Type:	**8-K**
Reporting Period / Event Date:	**05/05/08**
Customer Service Representative:	
Revision Number:	

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EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Kenneth Armstrong**
Submission Contact Phone Number	**1-727-567-5170**
Exchange	**NYSE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**05/05/08**
Item IDs	**5.02**
Notify via Filing website Only	**off**
Emails	**nancy.rice@raymondjames.com**
	doug.krueger@raymondjames.com
	jennifer.ackart@raymondjames.com
	kenneth.armstrong@raymondjames.com

Documents

8-K	**k8050508.htm**

EX-99.1	**ex99_1.htm**
	Press Release
GRAPHIC	**logo.jpg**

8-K	**submissionpdf.pdf**

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Kenneth Armstrong</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>1-727-567-5170</value></field>
                <popup sid="SubSro_sroId_"><value>NYSE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

                <field sid="SubTable_periodOfReport_"><value>05/05/08</value></field>
                <combobox sid="SubItem_itemId_"><value>5.02</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8050508.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <data sid="data1"><filename>k8050508.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>Press Release</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <data sid="data3"><filename>logo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>nancy.rice@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>kenneth.armstrong@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

May 5, 2008
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On April 29, 2008, the Board of Directors of the Company appointed Angela Biever as the Company's new Chief Administrative Officer. Ms. Biever, age 54, will have responsibility for information technology, operations and administration, human resources, legal and risk management. Ms. Biever was a director of the Company from 1997 until April 15, 2008. From 2006 until April 2008, Ms. Biever was Managing Director, Consumer Internet, Intel Capital. She was the General Manager, Intel New Business Initiatives from 2000 until 2006.

The Board of Directors also awarded Ms. Biever 15,000 shares of restricted stock under the Company's 2005 Restricted Stock Plan, effective on her commencement of employment, May 5, 2008.

Exhibit No.

    99.1 Press release dated May 5, 2008 issued by Raymond James Financial, Inc.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: May 5, 2008   By: /s/ Jeffrey P. Julien
                                        Jeffrey P. Julien
                                        Senior Vice President - Finance
                                        and Chief Financial Officer

May 5, 2008   FOR IMMEDIATE RELEASE

ANGELA BIEVER NAMED RAYMOND JAMES
CHIEF ADMINISTRATIVE OFFICER

    ST. PETERSBURG, Fla. – Raymond James Financial (NYSE-RJF) Chairman and CEO Thomas A. James announced that Angela Biever today joined the firm in the new position of chief administrative officer.

    Biever, who had been a member of the firm's board of directors since 1997 until resigning earlier this month in anticipation of her move, was most recently vice president of Intel Capital and managing director of Intel Capital's Consumer Internet Sector. In that role she had worldwide responsibility for Intel Capital's venture capital investments in consumer-related Internet businesses and technologies. Prior to that, she led Intel's New Business Initiatives, an internal incubator for the creation of new businesses at Intel.

    Prior to joining Intel in 1999, she held a number of executive titles at several companies including First Data Corporation, American Express, Time Inc. and McKinsey & Company. She earned an MBA from Harvard Business School and a bachelor's degree in business from Queen's University in Kingston, Canada.

    In her new role at Raymond James, Biever will be responsible for the firm's key operational areas including information technology, operations and administration, human resources, legal, and risk management.

    "Witnessing Angela's performance as a member of our board for more than 10 years and as chairman of the Audit Committee gives me great confidence that she will be an effective, thoughtful member of our senior management team and an excellent chief administrativeofficer," stated James. "We are fortunate that her understanding of Raymond James, its people and culture has convinced her that she can make a material contribution to our success in a more active management role."

    James also noted that Biever's stewardship of the firm's operational and administrative areas will allow other members of the executive team to focus more directly on continuing to grow the company's revenue-generating businesses.

    "I feel privileged to have had the opportunity to work with Raymond James and its executive team during my tenure as a board member," said Biever. "The company has tripled in size and continues to show strong operating performance. It also exhibits the strong values of a hallmark firm by putting clients first. I am thrilled to be part of what I believe is a very bright future."

    The Company did not make this announcement concurrent with the board resignation in order to allow Biever to appropriately manage her transition from her prior employer.

    Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have a total of more than 4,850 financial advisors serving approximately 1.7 million accounts in more than 2,200 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $209 billion, of which $35.4 billion are managed by the firm's asset management subsidiaries.

                                   -30-

                   For more information, contact Anthea Penrose at 727-567-2824.
                   Please visit the Raymond James Press Center at raymondjames.com/media.